650 Fifth Avenue, 35th Floor

New York, NY 10019

November 9, 2022

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange

Commission Division of Corporation

Finance 100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jordan Nimitz
Margaret Schwartz

Re:	ASP Isotopes Inc.
Registration Statement on Form S-1
File No. 333-267392

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Revere Securities LLC, as representative of the underwriters of the offering, hereby joins the request of ASP Isotopes Inc. that the effective date of the above referenced Registration Statement on Form S-1 be accelerated so that it may become effective at 4:00 p.m., Eastern Time, on Wednesday, November 9, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the preliminary prospectus to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Best Regards,

REVERE SECURITIES LLC

By:	/s/ Thomas Irwin
Name:	Thomas Irwin
Title:	Chief Operations Officer